Goodwin Procter LLP 601 Marshall St, Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100
April 16, 2021
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Matthew Derby Larry Spirgel Joseph Cascarano Robert Littlepage

Re:	Doximity, Inc. Confidential Draft Registration Statement on Form S-1 Submitted March 5, 2021 CIK No. 0001516513

Ladies and Gentlemen:
This letter is submitted on behalf of Doximity, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on March 5, 2021 (the “Draft Registration Statement”), as set forth in your letter dated April 1, 2021, addressed to Anna Bryson, Chief Financial Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement) via email.

Securities and Exchange Commission
April 16, 2021

Draft Registration Statement on Form S-1, submitted March 5, 2021
Prospectus Summary
Overview, page 1
1.You describe yourself as the “leading digital platform for U.S. medical professionals.” Please provide the basis for your characterization that you have a leading software platform and describe how this leadership is defined and/or determined. For example, it is not clear whether you are basing this on objective criteria such as market share based on revenues for competing software platforms in your industry.
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on pages 1, 63, and 91 of the Amended Draft Registration Statement to address the Staff’s comment. The Company also advises the Staff that the Company is basing this on the number of U.S. physicians utilizing its platform compared to competing software platforms in its industry.
2.Clarify that your revenue generating customers are pharmaceutical and health care system subscribers, not medical professionals.
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on pages 1, 2, 63, 64, 91, and 92 of the Amended Draft Registration Statement to address the Staff’s comment and clarify that the Company’s revenue generating customers are pharmaceutical and health care system subscribers, not medical professionals.
3.We note that you entered into a partnership with U.S. News & World Report. Please revise to provide the material terms of that agreement and file it as an exhibit.
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that Item 601(b)(10)(ii)(B) deems a material contract to include “any contract upon which the registrant’s business is substantially dependent.” The Company respectively informs the Staff that the U.S. News & World Report is not a material contract under that definition.  The Company also believes that the filing of the U.S. News & World Report is not required under Item 601(b)(10) as the agreement was entered into in the ordinary course of business as a way to further enhance the engagement of the Company’s members in its platform and to provide its members with additional information and services, but it is not material in amount or significance. While the Company values the relationship with U.S. News & World Report, it has additional and alternative ways to engage its member base beyond the services provided by this agreement.  The Company cited this arrangement in the Draft Registration Statement as an example only and not as an indicator of its significance.  For these reasons, the Company respectively submits that the agreement with U.S. News & World Report should not be deemed a material agreement under Item 601(b)(10). The Company further advises the Staff that it has revised the disclosure on pages 34 and 35 of the Amended Draft Registration Statement with respect to its arrangement with U.S. News & World Report.

Securities and Exchange Commission
April 16, 2021

Risk Factors
If we are unable to implement and maintain effective internal controls over financial reporting…, page 52
4.We note your disclosure on page F-9 where you identified and corrected a number of errors subsequent to the issuance of the financial statements for the year ended March 31, 2020. So investors can better understand risks associated with your internal control over financial reporting, please revise to briefly describe the material weaknesses management identified, if any, in your internal controls over financial reporting in your (i) financial statement close process, (ii) deferred revenue reconciliation process and (iii) capitalization of internal-use software development costs. For example, explain the reasons for, or the circumstances that resulted in, the weaknesses in internal controls in these areas, and address the remedial measures taken to address these material weaknesses, if any.
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that there were no material weaknesses in internal controls over financial reporting, including with respect to its (i) financial statement close process, (ii) deferred revenue reconciliation process or (iii) capitalization of internal-use software development costs. Additionally, the Company advises the Staff that neither the corrected errors identified by management nor the potential magnitude of errors could be considered material individually or in the aggregate. Furthermore, the related deficiencies individually and in the aggregate did not rise to the level of a material weakness.
Management’s Discussion and Analysis of Results of Operations and Financial Condition Key Business and Financial Metrics, page 66
5.We note your disclosure that Net Revenue Retention Rate captures customer renewals, expansion, contraction, and churn. Please tell us if any of those underlying metrics are key metrics relied upon by management to evaluate the business. If so, provide a discussion of each metric and include quantified disclosure for each metric for each period presented.
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that while Net Revenue Retention Rate reflects customer renewals, expansion, contraction and churn, these items are not key metrics relied upon by management to evaluate the business.
Result of Operations, page 70
6.For all periods presented, please revise to separately quantify and further analyze each significant factor contributing to the change for each of the line items discussed within the results of operations section. In regard to revenues, for example, please separately identify the amount of revenues generated from Marketing, Hiring, and Telehealth solutions and discuss the factors that drove growth and provide corresponding quantification of each factor or offset. When discussing associated costs, for instance,

Securities and Exchange Commission
April 16, 2021

please identify and quantify headcount growth for your customer success teams. Refer to Item 303(a)(3)(iii) of Regulation S-K.
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on pages 71-75 of the Amended Draft Registration Statement to address the Staff’s comment.
Non-GAAP Financial Measures, page 78
7.Please accompany your presentations of Adjusted EBITDA margin with an equally prominent presentation of a comparable ratio calculation using GAAP amounts. Refer to Item 10(e)1(i)(A) of Regulation S-K and footnote 27 of non-GAAP adopting Release No. 33-8176.
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on pages 14, 15, 79, and 81 of the Amended Draft Registration Statement to address the Staff’s comment.
Business, page 88
8.Please revise to provide a discussion regarding the competing interests and priorities of your customers as compared to your members or users. In that regard, we note that you derive a majority of revenue from customers that target your users which may present a conflict for the company when the interest of your customers do not align with the interest of your members. As part of your discussion, address how the company will manage such conflicts.
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page 93 of the Amended Draft Registration Statement to address the Staff’s comment.
9.You disclose that your platform provides members with a feed of relevant articles related to their field of practice. Please tell us whether you have any material agreements with third-party content providers, such as PubMed, and the terms of those agreements. In addition, please provide additional disclosure regarding whether access to third-party content providers are free from your users or if each user has to pay for access separately.
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page 100 of the Amended Draft Registration Statement to address the Staff’s comment and clarify that all content hosted on Doximity is free to all members. However, the Company does not host third-party content but instead directs members to third-party content that the Company believes will be relevant to those members’ interests. Therefore, members may encounter a paywall when they try to access certain third-party

Securities and Exchange Commission
April 16, 2021

websites for content linked on the Company’s platform. In addition, the Company advises the Staff that it does not have any material agreements with third-party content providers.
10.We note your disclosure that your Residency Navigator product “provides a transparent look into U.S. medical residency programs” to allow medical students to compare different programs. Please revise to clarify whether hospitals or residency programs can pay to improve their standing or to be seen by more medical students. In addition, please tell us whether you have any material agreements with any schools or residency programs to highlight those programs.
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page 100 of the Amended Draft Registration Statement to address the Staff’s comment and to clarify that hospitals and residency programs cannot pay to improve their standing or to be seen by more medical students. In addition, the Company advises the Staff that it has no material agreements with any schools or residency programs to highlight those programs.
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11
11.In order to better understand the nature of the services transferred in your arrangements, please clearly identify the nature of performance obligations specified in your contracts for each service line (Marketing, Hiring and Telehealth). For example, in regard to Marketing solutions, describe in further detail your typical contractual service obligations, including hosting sponsored content and messaging. Also clarify and explain the contractual provisions in your Marketing solution arrangements that result in multiple performance obligations, as compared to stand-ready obligations that are treated as a single performance obligation.
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on pages 68 - 69, 85 - 88, and F-11 - F-13 of the Amended Draft Registration Statement to address the Staff’s comment.
Our Marketing Solutions customers purchase subscriptions to either a single module or multiple modules for our solutions. Modules are the core building blocks of our customers’ marketing plan and can be broadly categorized as Awareness, Interactivity, and Peer. As an example, the Company’s Awareness modules may consist of different types of modules that can be deployed in digital marketing campaigns such as:
•A sponsored article, including a headline that appears in the targeted member’s newsfeed.
•Short, animated videos that are presented in targeted members’ newsfeeds.
•Short-form content that is presented within the targeted members’ newsfeeds.
The Company has two different contractual arrangements when selling its Marketing Solutions to its customers:

Securities and Exchange Commission
April 16, 2021

1.Module Specific Subscriptions: Customers may purchase a subscription for a specific module to be used over a defined period of time. These customers may purchase more than one module with either the same or different subscription periods. Each module targets a consistent number of Doximity members per month for the duration of the subscription period. The sponsored content is presented through the specific module for a one-month period after which new content is presented using the same module in each subsequent one-month period during the subscription term. The Company treats each subscription to a specific module as a series of distinct performance obligations. For example, a customer may enter into a subscription arrangement to run a digital marketing campaign on the Doximity platform to create awareness for a specific brand of medication by using two modules: Module A targeting 10,000 Doximity members per month for a six month duration and Module B targeting 5,000 Doximity members per month for a three month duration. The two modules are each considered a series of distinct performance obligations. Each module is capable of being distinct because the customer can benefit from the subscription to each module on their own and each subscription can be sold standalone.  Furthermore, the subscriptions to individual modules are distinct in the context of the contract as (1) the Company is not integrating the services with other services promised in the contract into a bundle of services that represent a combined output, (2) the subscriptions to specific modules do not significantly modify or customize the subscription to another module, and (3) the specific modules are not highly interdependent or highly interrelated.
2.Integrated Subscriptions: Customers may also purchase subscriptions that are not tied to a single module but allow customers to utilize any number of modules during the subscription period subject to limits on the total number of modules active at any given time and members targeted. Throughout the subscription period, the customer determines when to share content, what content to share, and in what manner (i.e., what module or modules). The promise in these contracts is analogous to the Type C stand-ready obligations, described in Question 22 of the Financial Accounting Standards Board Revenue Recognition Implementation Q&As, in that the delivery of the underlying sponsored content is within the control of the customer. The Company makes its platform available throughout the subscription term and stands ready to assist the customer with placing content on the platform. There is uncertainty as to the number of times a customer will request to share or change the sponsored content or how many modules the customer will want to present at any given time to a targeted audience.  While there are protective caps that apply at any given time, the extent of use does not diminish the remaining services. For example, a customer may enter into a subscription agreement for 12 months that allows the customer to share tailored content through one or more modules.  The customer may present one module at a time to the targeted members or multiple modules at a time up to a limit and may switch between modules at any time during the subscription period.  The modules may be shared with up to 20,000 targeted Doximity members at any given time during the subscription period.

Securities and Exchange Commission
April 16, 2021

The Company evaluated whether the services promised in its contracts with customers noted above represent a series of distinct goods or services in accordance with ASC 606-10-25-15. Each distinct service that the Company is promising to transfer to its customers meet the criteria in ASC 606-10-25-27 to be performance obligations satisfied over time.  Customers simultaneously receive and consume the benefits related to the services as the Company performs in accordance with ASC 606-25-27a as customers benefit from the marketing activities as the services are delivered. The same method would also be used to measure the Company’s progress toward complete satisfaction of each performance obligations under its contracts.
•In the case of Module Specific Subscriptions, a consistent level of service is provided during each monthly period the sponsored content is available on the Company’s platform. The Company commences revenue recognition when the module is launched on the platform for the initial monthly period and revenue is recognized over time as each subsequent content period is delivered.
•In the case of the Integrated Subscriptions, the Company’s obligation is to stand-ready throughout the subscription period; therefore, the Company considers an output method of time to measure progress towards satisfaction of its obligations.
The performance obligations in contracts with Marketing Solutions customers represent a series of distinct performance obligations satisfied over time.
Hiring Solutions subscriptions provide hospitals and medical recruiting firms with the ability to search and connect with medical professionals who are Doximity members. These customers are provided with ongoing access to the Company’s platform and the subscriptions are priced based on the number of accounts allotted to the customer, monthly messages that may be sent and job openings that may be posted at any given time. The Company’s obligation is to provide access to the platform over the subscription period so that customers may place targeted job postings and have recruiting opportunities throughout the subscription period.  The consumption of the services in any given period does not impact the amount of services available to be consumed during the remainder of the subscription period.  The Company treats these subscriptions as a single performance obligation that represents a series of distinct performance obligations that is satisfied over time. Revenue recognition commences when the customer receives access to the services.
The Company respectfully advises the Staff that its Telehealth offering is a new offering in the fiscal year ended March 31, 2021 and is immaterial to the periods presented.
12.For your arrangements that provide a series of stand-ready performance obligations, please tell us how you determined that this is a stand-ready obligation and recognizing revenue ratably over the term accurately depicts your performance in transferring control of the services promised to your customer. Refer to ASC 606-10-25-31.
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on pages 68 - 69, 85 - 88, and F-11 - F-13 of the Amended

Securities and Exchange Commission
April 16, 2021

Draft Registration Statement to address the Staff’s comment. In addition, please refer to the response regarding Integrated Subscriptions described in the Company’s response to comment #11 hereto.
13.Your disclosure indicates that you recognize sales generated through the use of third-party media agencies on a gross basis since the Company is the principal in these transactions. Please describe the services provided by each party involved in these third-party transactions and tell us how you determined you control each service before it is transferred to the customer. Reference ASC 606-10-55-36 through 40.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 87 and F-12 of the Amended Draft Registration Statement to address the Staff’s comment. The Company maintains control over its solutions and is responsible for fulfillment of the service as well as the acceptability of the services. The Company will either produce the content or link to external content that will ultimately be presented on the platform or reformat the content provided by the third-party media agency so that it can be shared on the Company’s platform. The Company maintains specifications and editorial policies with which content must conform in order to be published. The third-party media agency’s role through its separate contract with the end customer can include a responsibility to assist the end customer with buying media, evaluating the effectiveness of the advertising medium, and assisting with regulatory compliance.
The Company recognizes revenue in the amount of consideration it expects to collect from the third-party media agencies in accordance with BC37 and BC38 of ASU 2016-18 Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The Company does not know and does not expect to know how the third-party media agency is compensated by the end-customer or the amount charged through to the end customer.
14.We note that you consider the services provided in Marketing solution subscriptions to be distinct and separate performance obligations “that represent a promise to provide a defined quantity of unique periods of services.” Therefore, you allocate revenue to each individual period and recognize revenue as the control is transferred, which suggests point-in-time recognition when the services are delivered. Please clarify how this method of recognition “generally equates to ratably over the service period.” In addition, please provide disclosures of revenues recognized at a point in time and over time for each service line disclosed in your footnote. We refer you to ASC 606-10-50-91(f).
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on pages 68 - 69, 85 - 88, and F-11 - F-13 of the Amended Draft Registration Statement to address the Staff’s comment.
The Company respectfully advises the Staff that the performance obligations in the Company’s contracts with its customers, other than the customer contracts resulting from the acquisition of

Securities and Exchange Commission
April 16, 2021

Curative, represent a series of distinct performance obligations that are recognized over time for reasons described in the Company’s response to comment #11 hereto. The Company considered ASC 606-10-55-91(f) in its disclosure of disaggregated revenue and has separately disclosed revenue that is recognized point in time and over time. Please refer to the Company’s response to comment #15 hereto for discussion on the disaggregation of revenue.
Revenue Disaggregation, page F-12
15.We refer to your tabular disclosure of revenue by contract type. Please consider including disaggregated revenue by type of service since you disclose throughout the prospectus that you principally monetize your platform through your “Marketing, Hiring, and Telehealth Solutions.” Reference is made to ASC 606-10-50-5 and ASC 606-10-55-91(a). Please revise or advise.
RESPONSE: The Company respectfully acknowledges the Staff’s comment. In determining the appropriate categories to use to disaggregate revenue by major source for purposes of the disclosure, the Company started with the requirements of paragraph 606-10-50-5, which requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Company considered revenue disaggregation under ASC 606-10-55-91, but concluded that the disaggregation by type of good or service would not be meaningful to a potential investor as the Draft Registration Statement as well as the Company’s investor presentations do not break out revenue by Marketing, Hiring, and Telehealth Solutions and the Company does not intend to disclose a break out of revenue in the future earnings releases. As such, the Company has disaggregated revenue in accordance with ASC 606-10-55-91(f) to distinguish between revenue recorded over-time versus point-in-time. Revenue recognized over time, i.e. Subscription Revenue, represents approximately 92% of total revenue (unaudited) for the nine months ended December 31, 2020. Of this, Marketing Solutions subscriptions represents 94% of total subscription revenue (unaudited) for the nine months ended December 31, 2020. Revenue resulting from the acquisition of Curative for the nine months ended December 31, 2020 was 8% of total revenue and represents revenue taken at a point in time, which has been disclosed in the Revenue Disaggregation footnote under the heading “Other” on page F-13 of the Amended Draft Registration Statement.
Deferred Revenue, page F-13
16.Please clarify how the relationship between the timing of payment from your customer and the satisfaction of your performance obligation impacts your deferred revenue balances and when you expect to recognize as revenue the amount recognized as deferred

Securities and Exchange Commission
April 16, 2021

revenue. Please refer to ASC 606-10-50-9 and 13. Your presentation should also include a roll-forward of your deferred revenue liability account, if material.
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page F13 - F-14 of the Amended Draft Registration Statement to address the Staff’s comment.
Note 6. Business Combinations, Intangible Assets, and Goodwill, page F-25
17.Regarding your acquisition of Curative Talent, LLC, please explain to us your consideration of Rule 3-05 and Article 11 of Regulation S-X.
RESPONSE: The Company acquired Curative Talent LLC (“Curative”) on April 1, 2020, which was the first day of our fiscal year 2021, and analyzed the acquisition under each of the significance tests to determine if the audited financial statements of Curative would be required for inclusion in its registration statement. Under the investment test, the Company determined the purchase consideration for Curative exceeded 20% but was less than 40% of the Company’s total assets as of the fiscal year ended March 31, 2020. Under the asset and income tests, the Company determined the significance level to be below 5%. Under rule 3-05, this would typically require one year of audited pre-acquisition financial statements as well as interim financial statements as of the acquiree's last fiscal quarter-end completed before the closing of the acquisition and for the year-to-date interim period ending on that date.
However, under section 71003 of the FAST Act, an Emerging Growth Company may omit from its filed registration statements annual and interim financial information that “relates to a historical period that the issuer reasonably believes will not be required to be included…at the time of the contemplated offering.” The Company plans to include its consolidated financial statements for the year ended March 31, 2021 in its first public filing of the registration statement. At the time of that public filing, Curative will have been part of the Company’s consolidated financial statements for the most recent full fiscal year presented in the public filing. Accordingly, we believe no separate financial statements are considered necessary in accordance with 3-05 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”
Under Article 11 of Regulation S-X, a pro forma balance sheet is required as of the end of the most recent period for which a consolidated balance sheet is required unless the transaction is already reflected in such balance sheet. In addition, pro forma income statements should be presented for the most recent fiscal year and interim period unless the historical statement of comprehensive income reflects the transaction for the entire period. As Curative will be incorporated into the Company’s consolidated financial statements for a full fiscal year beginning April 1, 2020, we believe no separate pro forma financials are required.

Securities and Exchange Commission
April 16, 2021

Note 10. Stock Option Plan, page F-30
18.We note that that the fair value of your common stock is a key input to the determination of the fair value of your stock options. Please disclose the fair value of your common stock used in the determination of the fair value of your stock options for the period(s) presented.
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page F-34 of the Amended Draft Registration Statement to address the Staff’s comment.
19.Please provide us with a breakdown of all stock-based compensation awards granted since December 31, 2020 including the fair value of the underlying stock used to value such awards. To the extent there was any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that, once it has an estimated offering price range, it will provide a breakdown of all stock-based compensation awards granted since December 31, 2020 and the fair value of the underlying common stock used to value such awards, as well as a discussion of any significant fluctuations in the fair values from period-to-period, any intervening events, and any changes in the Company’s assumptions or methodology in a separate letter.
General
20.Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.
RESPONSE: The Company will supplementally provide the Staff with a copy of the written communications that it has presented to potential investors in reliance on Securities Act Section 5(d). To the extent that any other such written communications are subsequently presented to potential investors prior to the completion of the offering, the Company will supplementally provide such written communications to the Staff.
[Signature Page Follows]

Securities and Exchange Commission
April 16, 2021

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3227.

Sincerely,

/s/ Heidi Mayon
Heidi Mayon

cc:
Jeffrey Tangney, Doximity, Inc.
Anna Bryson, Doximity, Inc.
Jennifer Chaloemtiarana, Doximity, Inc.
Anthony J. McCusker, Goodwin Procter LLP
Jon M. Novotny, Goodwin Procter LLP
Julia White, Goodwin Procter LLP
John Casnocha, Goodwin Procter LLP
Dave Peinsipp, Cooley LLP
Charles S. Kim, Cooley LLP
Kristin VanderPas, Cooley LLP
Denny Won, Cooley LLP